Growing
to new heights

2006
Annual Report

Growing

Fiscal 2006 and the months that followed were a period of tremendous growth for Medicure. Our goal has always been to build a sustainable cardiovascular focused biopharmaceutical business. We can now proudly say that we have a proven product on the market, potential blockbuster products in the clinic, and exciting preclinical products in the lab. Our pipeline reflects our commitment to being a world leader in cardiovascular drug development, discovery and marketing.

Our Accomplishments

  Clinical Development
  Positive Phase II MEND-CABG Results
  Positive Phase II MATCHED Results
  MC-1 FDA Fast track Approval
  successful MEND-CABG end of Phase II Meeting
  Business Development
  Acquisition of U.S. Rights to AGGRASTAT®
  Raised Capital in excess of $45 million

Dear Fellow Shareholders,

Fiscal 2006 and the months that followed were marked by significant growth for Medicure, highly positive clinical results and a significant strategic acquisition. The most notable of these accomplishments was the positive Phase II MEND-CABG study results with our lead clinical compound, MC-1. The medical and market opportunity that MC-1 represents is enormous, and we are moving swiftly to initiate a pivotal Phase III study and expedite its commercial development. With the announcement of the acquisition of the rights to AGGRASTAT® Injection (tirofiban hydrochloride) in the United States subsequent to the end of the fiscal year, we can now proudly say that we are an integrated biopharmaceutical company, with commercialization, development, and research capabilities. Looking towards fiscal 2007 we are in the enviable position of having one product on the market, another entering a Phase III study, and a robust pipeline of clinical and preclinical products. Our accomplishments during fiscal 2006 and the months following have confirmed our commitment to being a world class cardiovascular focused biopharmaceutical company. I look forward to sharing our progress with you throughout this fiscal year.

A Breakout Year For Medicure

Our focus over the past number of years has been on the development of our lead clinical candidates, most notably MC-1 for ischemic reperfusion (IR) injury. Our efforts were rewarded in December 2005 when we delivered positive clinical results from the Phase II MEND-CABG study. This 901 patient study was the largest clinical undertaking in the Company's history. The results exceeded our expectations by demonstrating that MC-1 had a statistically significant reduction in the composite of non-fatal heart attacks (Peak CK-MB > 100ng/ml), non-fatal strokes and cardiovascular death in patients 30 days post coronary artery bypass graft (CABG) surgery versus placebo. This reduction in the composite was driven by a remarkable 47% decrease in heart attacks with MC-1 versus placebo. The results from MEND-CABG clearly warrant advancing MC-1 into a pivotal Phase III study, and position Medicure as the leader in cardioprotective drug development.

The market opportunity for MC-1 is enormous as there are currently no approved cardioprotective products for the reduction of cardiovascular events post CABG surgery. As the leading drug in development for this indication, we anticipate that MC-1 will achieve wide market acceptance upon commercialization. In addition we plan on developing MC-1 for the broader indication of acute coronary syndrome (ACS). The ACS market is approximately three times that of CABG, and similar to CABG there are currently no approved cardioprotective products for this indication. In September 2005 the U.S. Food and Drug Administration (FDA) recognized the medical need for treatments to reduce cardiovascular events in CABG and ACS patients, by granting MC-1 a Fast Track designation for both indications.

In the coming months we will initiate a pivotal Phase III study with MC-1 in CABG patients. Based on the positive Phase II MEND-CABG study and an End of Phase II meeting with the FDA in April 2006, the Company plans to proceed with a single confirmatory Phase III study to gain approval for MC-1 in the reduction of cardiovascular events in patients undergoing CABG surgery. This study, titled MEND-CABG II, will involve sites throughout North America and Europe, and enroll up to 3000 patients. The anticipation around the outcome of this study is immense, both from the medical and financial community. We look forward to keeping you abreast of the progress of MEND-CABG II throughout this fiscal year.

In September 2005, we announced positive results with our other late stage clinical compound, MC-4232 (MC-1 + lisinopril). The 120 patient Phase II MATCHED study assessed the metabolic and antihypertensive effects of MC-4232 in patients with hypertension and type II diabetes. The MATCHED results were very positive, demonstrating the clinical benefits of MC-4232 in the management of blood pressure, blood sugars, and lipids. Based on MATCHED, we believe MC-4232 presents a unique development opportunity; a novel product with combined cardioprotective, blood pressure and multiple metabolic benefits for a high risk patient population.

Creating Shareholder Value

In fiscal 2006 we made significant progress in attracting new institutional investors to Medicure. This was highlighted by a private placement with U.S. and European institutional investors that was completed in May 2006, raising total gross proceeds of approximately US$25.6 million. We were extremely pleased with the degree of U.S. institutional interest exhibited in this placement, and are delighted to welcome some of the most knowledgeable biotech investors as Medicure shareholders. The proceeds of this financing provide us with the flexibility to proceed with the MEND-CABG II study, while continuing to negotiate with potential partners on a licensing agreement for MC-1.

As we transition into Phase III with MC-1, we believe the interest in Medicure from the investment community will continue to increase and this should translate into greater liquidity in Medicure stock and increased institutional ownership. We are committed to creating shareholder value, and believe through the execution of our strategy, that Medicure's valuation will better reflect our late stage clinical development and robust cardiovascular pipeline.

Looking Ahead

Our highest priority for fiscal 2007 is the clinical development of MC-1. The market opportunity and medical need that MC-1 would meet is in our opinion the most significant of any cardiovascular product in late stage clinical development today. The FDA Fast Track designation and their support of a single Phase III study for registration are a reflection of the need for cardioprotection in CABG and ACS patients. With the imminent initiation of the Phase III CABG study we move one step closer to our goal of the successful commercialization of MC-1.

With the announcement of the acquisition of the U.S. rights to AGGRASTAT® subsequent to year end, Medicure has transitioned to a commercial player in the acute cardiovascular market. AGGRASTAT® provides us with an affordable, high growth potential product to build our cardiovascular business on. We believe the past success of AGGRASTAT® in the U.S., coupled with its current market strength in Europe, are indicative of the opportunity this product represents. We are now in the process of building the sales and marketing infrastructure to support our AGGRASTAT® initiative. Creating this infrastructure will significantly increase awareness of Medicure among target physicians and surgeons in the acute cardiovascular market. This awareness of Medicure, generated by the marketing of AGGRASTAT,® will be a significant advantage for us once we begin marketing MC-1 in the acute cardiovascular market. As we near the commercialization of MC-1 we see AGGRASTAT® and MC-1 as being highly complementary to one another, both as monotherapies and also in a potential combination. In recognition of the complementary nature of MC-1 and AGGRASTAT,® Merck & Co., Inc. has acquired the right of first refusal on a potential combination of these two products. Going forward we will work towards securing a licensing agreement for both monotherapy MC-1 and a potential future combination with AGGRASTAT.®

On behalf of the Board of Directors, I would like to thank all of our committed investors for their support throughout fiscal 2006. I would also like to thank our staff for their spirited energy over the past year. I look forward to sharing our success with you throughout this fiscal year.

Albert D. Friesen, PhD
President & Chief Executive Officer

Growing
to new heights

Through Targeted Drug Development

MC -1 represents a potential breakthrough in the management of ischemic reperfusion injury.

The results from the 901-patient MEND-CABG study suggest that MC-1 reduces the number of heart attacks following CABG surgery, while maintaining a safe side effect profile. As a practicing cardiologist and co-chair of MEND-CABG II, I await the outcome of this Phase III study, and the opportunity to potentially have a drug like MC-1 to mitigate risk in my CABG patients.

Jean-Claude Tardif, MD, FRCPC, FACC
Principal Investigator, MEND-CABG study
Director, MHI Research Centre
CIHR Research Chair in Atherosclerosis
Montreal Heart Institute

The acquisition of Aggrastat® fits strategically with Medicure’s vision of building a cardiovascular business, including a sales and marketing organization in the U.S., to support the commercialization of MC-1.

The acquisition allows us to build an acute cardiovascular sales team that will not only support our immediate needs for AGGRASTAT® but also our future needs for MC-1. Medicure’s launch of the sales and marketing efforts for AGGRASTAT® in the U.S.and the initiation of the Phase III MEND-CABG II study with MC-1 will give us tremendous exposure and access to key acute cardiovascular opinion leaders, and firmly establish Medicure’s presence in the acute cardiovascular market.

Moray Merchant, MBA Vice President,
Market & Business Development
Medicure Inc.

Growing
to new heights

Through Strategic Acquisitions

Growing
to new heights

Through Innovative Drug Discovery

Medicure has a world class team of scientists dedicated to the discovery and development of novel cardiovascular compounds.

We have an enviable pipeline of anti-ischemic and antithrombotic candidates which we are advancing through preclinical development. Although today our clinical focus is on MC-1 and MC-4232, in the foreseeable future it will be on our next generation anti-ischemic and antithrombotic compounds.

Charles Gluchowski, PhD
Vice President,
Research & Development
Medicure Inc.

What is ischemic reperfusion injury and what are its clinical implications?

Ischemic reperfusion (IR) injury occurs when blood flow is restored to the heart after a period of impaired or blocked blood flow. In order to perform a common coronary intervention, such as coronary artery bypass graft (CABG) surgery, blood flow must be temporarily blocked to the heart during surgery causing ischemia, followed by the reinstitution of blood flow after the surgery. The reinstitution of blood flow after CABG surgery is known to cause a significant amount of IR injury. All patients undergoing CABG surgery experience some degree of IR injury; however for some the injury can be very severe leading to a heart attack, and even death. Medicure is developing MC-1 to reduce these serious events following CABG surgery. The FDA recently granted MC-1 a Fast Track designation for the CABG surgery indication, in recognition of the significant medical need it would meet.

How does MC-1 work to prevent ischemic reperfusion injury?

MC-1 is a naturally occurring small molecule that protects heart muscle cells during and following CABG surgery. Other companies have focused on treating the inflammatory component of IR injury. Although MC-1 has demonstrated protective anti-inflammatory properties, studies suggest its cardioprotective effect is derived mainly from its ability to protect heart muscle cells. Consequently MC-1 works early in the IR injury cascade preventing cellular death, whereas other compounds in development have focused further down the cascade on the inflammatory component. The benefits of treating IR injury at the cellular level were demonstrated in the Phase II MEND-CABG study where MC-1 had a statistically significant 47% reduction in non-fatal heart attacks (Peak CK-MB > 100ng/ml) following CABG surgery. These results are the most impressive seen of any cardioprotective agent in this high risk patient population, and support Medicure's rationale for treating IR injury at the cellular level as opposed to the anti-inflammatory approach.

What is the market opportunity for MC-1 in CABG?

There are currently no approved cardioprotective products for the reduction of events after CABG surgery. Therefore MC-1 has the opportunity to be the first approved product for this indication. According to the American heart Association there were approximately 467,000 CABG procedures performed in the U.S. in 2002, and it is estimated a similar number of surgeries are performed annually throughout the rest of the world.

What are the next steps in the development of MC-1 for CABG?

Medicure anticipates starting a pivotal Phase III CABG study with MC-1 before the end of calendar 2006. The study, titled MEND-CABG II, will be managed by the Duke Clinical Research institute and Montreal heart institute. MEND-CABG II will enroll up to 3000 patients with sites throughout North America and Europe.

IN THE CLINIC

MC-1
FOR CABG

IN THE CLINIC

MC-1
FOR ACS

What is ACS and what are its clinical implications?

Acute Coronary Syndrome (ACS) is a spectrum of cardiovascular events that includes unstable angina and non-Q-wave heart attacks. The cause of ACS is insufficient oxygen supply to the heart caused by restricted blood flow to a single or multiple coronary arteries that feed blood to the heart. The mortality incidence in the six months following the diagnosis of ACS is approximately 20%, even higher than that observed in CABG surgery. Medicure is developing MC-1 to reduce mortality and morbidity following the diagnosis of ACS. The FDA recently granted MC-1 a Fast Track designation for the ACS indication, in recognition of the significant medical need it would meet.

Why is Medicure pursuing ACS instead of PCI ?

The mortality rate is higher in the ACS population versus the broader percutaneous coronary intervention (PCI) population, demonstrating a greater medical need for cardioprotection in ACS patients. Many ACS patients receive PCI treatment, therefore the ACS indication will capture a significant number of the higher risk PCI patients. MC-1 has already demonstrated positive results in high risk PCI patients in the Phase II MEND-1 study, giving us confidence in its success in an ACS study that would enroll a similar patient population.

How big is the ACS market? Are there cardioprotective products already approved for this indication?

There are approximately 1.5 million patients diagnosed with ACS in the U.S. each year, with a similar number diagnosed throughout the rest of the world. Patients diagnosed with ACS receive numerous therapeutics (antithrombotics, etc.) in the hospital, however there are currently no cardioprotective products approved to reduce events following the diagnosis of ACS. Similar to the application of MC-1 in CABG patients, ACS patients would receive MC-1 on top of their current standard of care treatment.

Does Medicure need to do any Phase I or Phase II testing for MC-1 for ACS ?

Medicure plans to proceed directly into a pivotal Phase III study with MC-1 for ACS. Based on ongoing discussions with the FDA, Medicure believes that both the Phase II MEND-CABG and the Phase III MEND-CABG II studies will be considered supportive for an ACS label for MC-1.

When does Medicure plan on starting a Phase III study in ACS?

Medicure plans to initiate a Phase III study in ACS patients subsequent to entering into a licensing arrangement for MC-1. The Company is holding discussions with several such potential partners and will continue to pursue a partner for the acute application of MC-1 in ACS and CABG surgery.

Why is Medicure combining MC-1 with other cardiovascular drugs?

Medicure has completed clinical studies demonstrating MC-1’s efficacy in controlling chronic conditions such as hypertension, dyslipidemia, and diabetes. There are a number of high profile, proven cardiovascular drugs that are currently or imminently off patent, that Medicure is targeting for MC-1 combinations. The first of these products in development is MC-4232, a combination of MC-1 and the ACE inhibitor, lisinopril.

What are the target markets for MC-4232?

MC-4232 is being developed for patients with coexisting diabetes and hypertension. There are approximately 15 million patients in the U.S. with these coexisting conditions. MC-4232 is one of the only drugs in development that has demonstrated efficacy in controlling blood pressure, blood sugars, and lipids. Furthermore patients with diabetes and hypertension are at high risk for ischemic heart disease, so providing MC-1 chronically in combination with an ACE inhibitor could provide cardioprotection in this high risk patient population. In the past year Medicure completed the 120 patient Phase II MATCHED study demonstrating the positive clinical effects of MC-4232 on blood pressure, blood sugar, and lipids.

Does Medicure plan to develop other combination products?

Yes, Medicure has plans to develop other MC-1 combination products in addition to MC-4232. The strategy is to develop novel combinations with MC-1 which provide additional patent protection and brand life to leading cardiovascular products facing patent expiration. The Company has already announced the development of an Angiotensin Receptor Blocker (ARB) combination, known as MC-4262, and has plans to explore and develop additional combinations with a HMG CoA Reductase Inhibitor (Statin) and other leading cardiovascular products.

What are the next steps for Medicure’s combination strategy?

There is a significant market opportunity for Medicure’s combination products. Nonetheless, in the next year Medicure will allocate the majority of its current capital and human resources towards the Phase III CABG study with MC-1. Medicure plans to accelerate the development of MC-4232 and other combination products upon the consummation of a partnering agreement for MC-1.

IN THE CLINIC

MC-1
COMBINATION
PRODUCTS

ON THE MARKET

AGGRASTAT®

What are GP IIb/IIIa inhibitors?

Glycoprotein (GP) IIb/IIIa inhibitors block the ability of platelets to aggregate, inhibiting clot formation and reducing the potential for cardiac ischemia. Over the last 8 – 10 years, several large-scale, placebo-controlled clinical trials have established the efficacy of intravenous GP IIb/IIIa inhibitors for patients with acute coronary syndrome (ACS).

What is the market for AGGRASTAT®?

AGGRASTAT®, a GP IIb/IIIa inhibitor, is approved for the treatment of ACS. In these patients, AGGRASTAT® reduces the risk of heart attacks by 47% within the first seven days and 30% within the first month. AGGRASTAT® may also be used to treat these patients prior to undergoing angioplasty, a procedure to open the blockages in the arteries supplying blood to the heart muscle. There are currently 1.5 million patients diagnosed with ACS each year in the U.S. There are two other GP IIb/IIIa inhibitors approved in the U.S. competing with AGGRASTAT®. Total sales of GP IIb/IIIa inhibitors were in excess of $450 Million in the United States in 2005.

How much did Medicure pay for the U.S. rights to AGGRASTAT®?

Medicure acquired the U.S. rights to AGGRASTAT® for US$19 million plus inventory, and has agreed to certain royalty payments to Merck & Co., Inc. based on net sales. To finance the acquisition, Medicure entered into a senior secured term loan totaling US$15.84 million with a syndicate of lenders, led by Merrill Lynch Capital and including Silicon Valley Bank and Oxford Finance Corporation. In addition, Merck has acquired the non-North American right of first refusal on future product opportunities combining MC-1 with AGGRASTAT®.

How will Medicure be successful with AGGRASTAT® in the United States?

Over the past few years there has been limited sales and marketing effort behind AGGRASTAT®. Medicure will launch AGGRASTAT® with a dedicated cardiovascular sales force and medical science liaison organization. The sales and marketing effort will emphasize AGGRASTAT’s®; (1) strong clinical evidence supporting upstream (early) use in ACS patients (2) strong clinical evidence in high risk type II diabetes patients (3) cost advantage versus competition (4) ease of use.

What is the objective of Medicure’s drug discovery program?

The objective of Medicure’s drug discovery program is to develop new chemical entities with commercial potential to meet unmet cardiovascular needs. The program capitalizes on Medicure’s well-established capabilities in the areas of medicinal chemistry, cardiovascular physiology, and bio-chemical screening. Several novel compounds produced by the medicinal chemistry program are currently in preclinical development.

In what areas of cardiovascular disease are Medicure’s drug discovery efforts focused?

Medicure’s drug discovery efforts are heavily focused on anti-ischemic and antithrombotic drug discovery and development. The Company’s chemistry program has identified several novel compounds, and is working towards advancing them through preclinical development and into human studies. Medicure also acquired an exciting lipid lowering technology platform focused on reducing very low density lipoprotein (VLDL) and is working towards isolating a lead compound to advance into preclinical testing.

What are the leading preclinical compounds in Medicure’s pipeline?

Medicure has identified lead compounds in both the anti-ischemic and antithrombotic programs. The lead compound in Medicure's library of anti-ischemic candidates is MC-5422, a novel compound that has displayed efficacy in reducing the damage caused by ischemic reperfusion injury. The Company's lead antithrombotic compound is MC-45308, a novel dual acting antithrombotic which has demonstrated both antiplatelet and anticoagulant properties. This dual mechanism of action is unique within the antithrombotic class and offers the potential for the broad application of MC-45308 in a number of acute cardiovascular conditions, including both arterial and venous thrombosis.

What are the future development plans for Medicure’s leading preclinical compounds?

Medicure is working with internationally recognized academic research centers to assist in the development of its lead compounds. The Company is also exploring partnering opportunities for its preclinical programs, to expedite their development. In recognition of the opportunity the preclinical program represents, Medicure appointed Charles Gluchowski PhD, as its Vice President of Research and Development. Dr. Gluchowski’s experience in drug discovery and licensing will be an asset as the Company looks to accelerate the development of its promising preclinical compounds.

IN THE LAB

DRUG
DISCOVERY
PROGRAMS

Management’s Discussion and Analysis
&
Financial Statements

Management’s Discussion and Analysis
August 10, 2006

The following discussion and analysis should be read in conjunction with Medicure Inc.’s (the “Company”) audited consolidated financial statements and related notes included herein that are prepared in accordance with Canadian generally accepted accounting principles and the Company’s Annual Report on Form 20-F for the year-ended May 31, 2006. Except as described in note 10 of the audited consolidated financial statements, the measurement principles conform in all material respects with generally accepted accounting principles in the United States. All amounts are expressed in Canadian dollars unless otherwise noted. Annual references are to the Company’s fiscal years, which end on May 31.

Overview

Medicure Inc. is a biopharmaceutical company focused on the discovery and development of therapeutics for various large-market, unmet cardiovascular needs.

The following table summarizes our clinical product candidates, their therapeutic focus and their stage of development.

Product Candidate	Therapeutic focus	Stage of Development
MC-1	Coronary Artery Bypass Graft Surgery	Phase II complete
MC-1	Acute Coronary Syndrome	Phase II complete*
MC-1	Stroke	Phase I complete
MC-4232	Diabetes/Hypertension	Phase II complete
MC-4262	Metabolic Syndrome/Hypertension	Phase I complete

* Completed MEND-1 angioplasty study, but intend to develop for related indication of ACS.

On August 8, 2006, the Company acquired the U.S. rights to its first commercial product, AGGRASTAT® Injection (tirofiban hydrochloride) in the United States and its territories (Puerto Rico, Virgin Islands, and Guam). AGGRASTAT®, a glycoprotein GP IIb/IIIa receptor antagonist, is used for the treatment of acute coronary syndrome (ACS) including unstable angina, which is characterized by chest pain when one is at rest, and non-Q-wave myocardial infarction (MI). AGGRASTAT® was not being actively promoted at the time of acquisition. The Company plans to launch product sales and marketing efforts, with a targeted, dedicated cardiovascular sales force and medical science liaison organization in the first half of fiscal 2007. AGGRASTAT® is complimentary to the Company’s cardiovascular strategy and provides the Company with a presence in the marketplace.

The Company’s research and development program is currently focused on the clinical development of the Company’s lead clinical products, MC-1 and MC-4232, and the discovery and development of other drug candidates.

MC-1 is a natural compound that is being developed as a treatment to reduce injury from blockages of blood to the heart (i.e. myocardial ischemia, associated with heart attacks, angina and arrhythmia) and the brain (i.e. ischemic stroke) and to prevent injury from ischemic reperfusion injury. Ischemic reperfusion injury occurs when blood flow to an organ is suddenly resumed following a stoppage, as occurs during medical procedures such as heart surgery. The results from the Phase II MEND-1 and MEND-CABG studies demonstrated the cardioprotective effects and safety of MC-1 in high-risk patients undergoing angioplasty and bypass surgery, respectively.

The Company's second product candidate, MC-4232, is a novel combination drug for the treatment of patients with coexisting diabetes and hypertension. The coexisting conditions present a major increase in risk of cardiovascular complications, including coronary artery disease, peripheral artery disease, retinopathy, nephropathy and stroke. MC-4232 combines MC-1's cardioprotective properties with the ACE Inhibitor, lisinopril, one of the most common forms of hypertensive therapy. The results from the Phase II clinical trial, MATCHED, demonstrated the positive clinical effects of MC-4232 on important primary and secondary blood pressure and metabolic endpoints.

The Company has also initiated the development program for its second combination product, MC-4262, a drug combining MC-1 and an Angiotensin Receptor Blocker (ARB), one of the world's ten largest pharmaceutical drug classes by revenue. The patented new product is being developed for use in the treatment of hypertension in patients whose condition is complicated with metabolic syndrome resulting in increased cardiovascular risk.

Metabolic syndrome is a cluster of disorders that include obesity, high blood pressure, elevated blood sugar and hyperlipidemia. The American Heart Association estimates that approximately one-quarter of adults in the United States, close to 50 million people, have this condition.

In parallel to the development of these clinical candidates, the Company has focused on designing and developing novel therapeutics to offer improved treatment for cardiovascular and cerebrovascular diseases through its drug discovery program. Its objective is to discover and in-license new drug candidates for advancement into clinical development and commercialization. The Company has already produced several groups of candidate compounds and plans to build a pipeline of additional preclinical products over the next several years. Some of the Company’s new compounds have shown positive effects in in vitro and in vivo efficacy studies and are being studied further to evaluate their commercial potential.

Critical Accounting Estimates and Changes in Accounting Policies

The Company’s consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). A reconciliation of material measurement differences to generally accepted accounting principles in the United States (“US GAAP”) is presented in note 10 to the audited consolidated financial statements for the year ended May 31, 2006. These accounting principles require us to make certain estimates and assumptions. Management believes that the estimates and assumptions upon which the Company relies are reasonable based upon information available at the time these estimates and assumptions are made. Actual results could differ from these estimates. Future estimates and assumptions may lead to different judgments than those applied in the preparation of these consolidated financial statements. Areas of significant estimates include research and development, the assessment of net recoverable value of intangible assets, refundable investment tax credits and stock-based compensation.

Research and development costs
All costs of research activities are expensed in the period in which they are incurred. Development costs are charged as an expense in the period incurred unless a development project meets stringent criteria for cost deferral and amortization. The Company assesses whether these costs have met the relevant criteria for deferral and amortization at each reporting date. No development costs have been deferred to date.

Intangible assets
Costs incurred in obtaining patents are capitalized and amortized upon issuance on a straight-line basis over the remaining legal life of the respective patents, being approximately twenty years, or its economic life, if shorter. The cost of servicing the Company’s patents is expensed as incurred. Technology licenses, which include licenses and rights to technologies, are initially recorded at fair value based on consideration paid and amortized on a straight-line basis over the estimated useful life of the underlying technologies. On a regular basis, management reviews the valuation of intangible assets taking into consideration any events and circumstances which may impair their recoverable value including expected cash flows, the potential benefit the Company expects to derive from the costs incurred to date and the ongoing development plans. Management has reviewed the carrying value of its intangible assets and no adjustment was made to the capitalized costs.

Refundable investment tax credits
The Company incurs research and development expenditures, which are eligible for refundable investment tax credits. The investment tax credits are based on management's estimates of amounts to be recovered. As the investment tax credits are subject to audit by the taxation authorities, the actual amounts received may vary materially from the estimate recognized. Any adjustments to amounts accrued are recognized as determinable.

Stock-based compensation
The Company has a stock option plan for its directors, management, consultants, and employees. Compensation expense is recorded for stock options issued to employees and non employees using the fair value method. The Company must calculate the fair value of stock options issued and amortize the fair value to stock compensation expense over the vesting period, and adjust the amortization for stock option forfeitures and cancellations. The Company uses the Black-Scholes model to calculate the fair value of stock options issued which requires that certain assumptions including the expected life of the option and expected volatility of the stock be estimated at the time that the options are issued. The Company amortizes the fair value using the accelerated method over the vesting period of the options, generally a period of three years. The factors included in the Black-Scholes model are reasonably likely to change from period to period due to changes in the Company’s stock price and external factors, as further stock options are issued and as adjustments are made to previous calculations for unvested stock option forfeitures and cancellations.

The stock-based compensation recorded by the Company is a critical accounting estimate because of the value of compensation recorded, the volume of the Company’s stock option activity, and the many assumptions that are required to be made to calculate the compensation expense. The Black-Scholes model is not the only permitted model to calculate the fair value of stock options. A different model, such as the binomial model, as well as any changes to the assumptions made may result in a different stock compensation expense calculation. The Company recorded stock compensation expense in fiscal 2006 of $745,570.

Recent Accounting Pronouncements Issued But Not Yet Adopted

Comprehensive Income, Equity & Financial Instruments - Recognition and Measurement

In April 2005, the CICA issued new Handbook Sections: Section 1530, “Comprehensive Income”; Section 3251, “Equity”; and Section 3855, “Financial Instruments-Recognition and Measurement,” for annual and interim periods beginning on or after October 1, 2006. Early adoption is permitted only as of the beginning of a fiscal year ending on or after December 31, 2004.

Section 1530 establishes standards for reporting comprehensive income. These standards require that an enterprise present comprehensive income and its components in a separate financial statement that is displayed with the prominence as other financial statements. Section 3251 establishes standards for the presentation of equity and changes in equity during the reporting period in addition to the requirements of Section 1530. Section 3855 establishes standards for the recognition and measurement of all financial instruments, provides a characteristics-based definition of a derivative financial instrument, provides criteria to be used to determine when a financial instrument should be recognized, and provides criteria to be used when a financial instrument is to be extinguished.

These new accounting standards for Canadian GAAP will converge more closely with the US GAAP as all financial instruments will be recorded on the balance sheet at fair value and changes in fair value will be included in earnings, except for derivative financial instruments designated as hedges, for which changes in fair value will be included in comprehensive income. The Company will adopt these new handbook sections commencing June 1, 2007. However, a number of Canadian and US GAAP differences will continue to exist. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial position and results of operations.

Selected Financial Information

The following is selected financial information about the Company, for its 2006, 2005 and 2004 fiscal years:

(in thousands of CDN$, except per share data)	2006	2005	2004
Revenue	300	395	445
Research and development expenses	(10,219)	(13,564)	(4,435)
Investment tax credits	478	553	-
General and administrative expenses	(2,858)	(2,256)	(1,958)
Amortization	(107)	(58)	(41)
Foreign exchange gain (loss)	(200)	64	-
Loss for the year	(12,607)	(14,866)	(5,989)
Loss per share	(0.17)	(0.22)	(0.11)
Total assets	38,814	10,073	22,385
Total liabilities	1,644	2,733	817
Deficit	(46,128)	(33,520)	(18,655)
Total capital stock and contributed surplus	83,297	40,861	40,223

Quarterly Financial Information for 2006 and 2005

It is important to note that historical patterns of expenditures cannot be taken as an indication of future expenditures. The amount and timing of expenditures and therefore liquidity and capital resources vary substantially from period to period depending on the preclinical and clinical studies being undertaken at any one time and the availability of funding from investors and prospective commercial partners.

The following is quarterly financial information about the Company, for its years ended May 31, 2006 and May 31, 2005:

(in thousands of CDN$ except per share data)	May 31, 2006	February 28, 2006	November 30, 2005	August 31, 2005
Revenue	167	61	35	37
Loss for the period	(2,479)	(2,718)	(3,538)	(3,872)
Loss per share	(0.03)	(0.04)	(0.05)	(0.06)

(in thousands of CDN$ except per share data)	May 31, 2005	February 28, 2005	November 30, 2004	August 31, 2004
Revenue	61	130	97	107
Loss for the period	(4,804)	(3,820)	(3,627)	(2,615)
Loss per share	(0.07)	(0.06)	(0.05)	(0.04)

The Company’s decreasing quarterly loss in fiscal 2006 relates primarily to the completion of Phase II MATCHED and MEND-CABG clinical trials in September 2005 and April 2006 respectively. The increasing quarterly losses in fiscal 2005 are mainly due to the increase in the number of clinical sites initiated in these trials and the associated increase in the number of patients enrolled. The operations of the Company are not subject to any material seasonality or cyclicality factors.

Fourth Quarter

The decreasing loss in the fourth quarter of fiscal 2006 as compared to the third quarter of fiscal 2006, is mainly driven by the completion of the MEND-CABG study in April 2006. As the study neared completion, the level of clinical activity was reduced as compared to the third quarter of fiscal 2006.

Results of Operations - Year Ended May 31, 2006 as Compared to Year Ended May 31, 2005

Research and Development

The Company is a development-stage enterprise that dedicates the majority of its cash resources to research and development activities. Research and development expenditures include costs associated with the Company’s clinical development and preclinical programs including salaries, research centre costs and monitoring costs. The Company expenses all research and development costs. Prepaid research and development costs are deferred, and represent advance payments under contractual arrangements for clinical activity outsourced to research centers.

The changes in research and development expenditures for the fiscal year ended May 31, 2006 and May 31, 2005 are reflected in the following table:

	Year Ended
(in thousands of CDN$)	2006	2005	Increase (Decrease)
Clinical trial programs	7,901	11,504	(3,603)
Pre-clinical programs	2,061	1,932	129
Other research and development costs	257	128	129
Total Research and Development expenditures	10,219	13,564	(3,345)

Research and development expenditures represent 80% of the Company’s total expenditures during fiscal 2006. As expected, research and development expenditures were lower as compared to the same periods in fiscal 2005 due to the completion of the Phase II trial attributed to MC-1, called MEND-CABG and the Phase II MATCHED study with MC-4232 during fiscal 2006.

Clinical Trial Programs

As a development-stage company moves products towards commercialization, the investment in clinical development of these products increases significantly. The investment associated with phase III clinical trials is generally substantially greater than that for phase II trials. This results from the increased numbers of clinical sites and patients that are required for phase III trials. The investment in the two phase II clinical trials is expensed for accounting purposes and is the key driver of the Company’s losses, which are a direct result of advancing programs forward.

MC-1 MEND-CABG Program
The MEND-CABG study was a Phase II placebo controlled, double-blinded study of MC-1, designed to evaluate the potential of the Company's lead drug in reducing ischemic damage resulting from CABG procedures. The trial was conducted at 42 cardiac centres throughout Canada and the US and is managed by Montreal Heart Institute and Duke Clinical Research Institute (DCRI) and enrolled 901 patients. The Company reported positive top-line results up to post-operative day (POD) 30 in December 2005. Patients were also followed up to POD 90, which was 60 days after their last drug treatment. The treatment effect at POD 30 with MC-1 was maintained throughout the follow up period. The safety analysis from MEND-CABG also demonstrated MC-1 was safe and well tolerated.

The Company expects to initiate a single confirmatory Phase III study in patients undergoing CABG procedures in the first half of fiscal 2007. The Company plans to conduct the trial at over 120 cardiac centres throughout North America and Europe and it will be managed by Duke Clinical Research Institute (DCRI) and Montreal Heart Institute and will enroll up to 3,000 patients. For the year ended May 31, 2006, total expenditures for the MEND-CABG program were $6,116,000 as compared to $9,388,000 in fiscal 2005.

MC-4232 MATCHED Program
The MATCHED (MC-1 and ACE Therapeutic Combination for Hypertensive Diabetics) study evaluated MC-1 alone and in combination with an ACE inhibitor encompassing 120 patients with co-existing diabetes and hypertension. The study was designed as a Phase II trial to determine the optimal dose and endpoint for Phase III development of MC-4232. MATCHED was a randomized, parallel group, cross-over, double-blind, placebo-controlled comparison of 100, 300 or 1000 mg of MC-1 alone and in combination with 20 mg of lisinopril. The results demonstrated the positive clinical effects of MC-4232 on important primary and secondary blood pressure and metabolic endpoints.

For the year ended May 31, 2006, total expenditures for the MATCHED program were $1,768,000 as compared to $1,928,000 in fiscal 2005.

Preclinical Programs

The objective of the Company’s drug discovery program is to develop new chemical entities with commercial potential to meet unmet cardiovascular and cerebrovascular market needs. Novel compounds produced by the medicinal chemistry program have advanced to pre-clinical studies to evaluate their potential for human cardiovascular disease. Promising compounds are advanced into further pre-clinical development towards commercialization and also provide a platform for developing an expanded library of related compounds.

One approach being undertaken is the design and synthesis of modified MC-1 mimetics to address ischemic reperfusion injury. The Company’s library of novel anti-ischemics includes MC-5422, a novel agent that has displayed potent capabilities of reducing damage from ischemic reperfusion. At the same time as the Company’s other anti-ischemics are being screened to evaluate their biological effect, the Company continues pre-clinical studies of MC-5422 with a view to future clinical testing.

The antithrombotic program focuses on the design of compounds to reduce platelet activation, adhesion and aggregation. Preliminary results have shown significant potential for the lead drug candidate in this program, MC-45308, in preventing blood clots. The compound has shown a unique property that demonstrates simultaneous antiplatelet and anticoagulant effects, which could be beneficial in the management strategy of cardiovascular diseases such as Myocardial Infarction (MI), stroke, Pulmonary Emboli (PE) and Peripheral Arterial Disease (PAD). The Company has announced positive results from preclinical studies involving MC-45308. The studies, which were conducted as part of a collaboration with Dr. Jawed Fareed, PhD, Professor, Departments of Pathology and Pharmacology, Loyola University Chicago Stritch School of Medicine, Maywood, Ill., examined the anticoagulant and antiplatelet activities of MC-45308 in both in vitro and in vivo experiments.

Research and development expenses are expected to increase significantly in fiscal 2007 as compared to fiscal 2006. This increase in expenditures is expected to result from increased clinical activity in fiscal 2007, as the Company plans on initiating the Phase III MEND-CABG II study in the first half of fiscal 2007. This is a are large-scale study of patients, and will cost substantially more than the Phase II trials.

Investment Tax Credits

As we are a public company, the federal investment tax credits (“ITCs”) for qualified Scientific Research and Experimental Development (“SR&ED”) expenditures are not refundable and are calculated at a rate of 20%. These ITCs can be applied to reduce future income taxes payable with a ten-year carry forward period. Certain eligible SR&ED expenditures incurred in Quebec qualify for Quebec refundable tax credits and are earned on payments made in Quebec for SR&ED labour, SR&ED contracts and to prescribed research centres.

	Year Ended
(in thousands of CDN$)	2006	2005	Increase (Decrease)
Refundable Investment Tax Credits	478	553	(75)

The recording of refundable ITCs is solely related to research and development spending in Quebec, which are eligible for refundable tax credits. The majority of the qualifying expenditures related to the MEND-CABG study. The refundable ITCs recorded are based on management’s estimate of amounts expected to be recovered and are subject to audit by taxation authorities. These amounts have been recorded as a recovery in expenses in the statement of operations.

General and Administration

General and administrative expenses include salaries and related costs for those employees not directly involved in research and development, however they are required to support ongoing business development and corporate stewardship activities. The balance also includes professional fees such as legal, audit, investor and public relations and business development activities.

The changes in general and administrative expenditures for the fiscal year ended May 31, 2006 and May 31, 2005 are reflected in the following table:

	Fiscal Year Ended
(in thousands of CDN$)	2006	2005	Increase (Decrease)
General and Administrative expenditures	2,858	2,256	602

The overall increase in costs during the fiscal year ended May 31, 2006 as compared to the same period in fiscal 2005 is primarily driven by increased business development and investor relations activities, professional fees and stock-based compensation expense.

Interest and Other Income

The change in interest and other income for the fiscal year ended May 31, 2006 and May 31, 2005 is reflected in the following table:

	Fiscal Year Ended
(in thousands of CDN$)	2006	2005	Increase (Decrease)
Interest and Other Income	300	395	(95)

Interest and other income in fiscal 2006 is lower than fiscal 2005 due to lower average cash and cash equivalents balance. The Company anticipates that investment income will continue to fluctuate in relation to cash and short term investment balances and interest yields.

Foreign Exchange Loss

The change in foreign exchange loss for the fiscal year ended May 31, 2006 and May 31, 2005 is reflected in the following table:

	Fiscal Year Ended
(in thousands of CDN$)	2006	2005	Increase (Decrease)
Foreign exchange (gain) loss	200	(64)	264

The foreign exchange loss for fiscal year 2006 is primarily a result of the weakening of the U.S. dollar relative to the Canadian dollar during this period. While the functional currency of the Company is the Canadian dollar, the Company is holding U.S. dollars in anticipation of the U.S. dollar denominated clinical trial costs incurred as a result of the MEND-CABG study.

Results

The consolidated net loss for fiscal year ended May 31, 2006 and May 31, 2005 is reflected in the following table:

	Fiscal Year Ended
(in thousands of CDN$ except per share data)	2006	2005	Increase (Decrease)
Loss	12,607	14,866	(2,259)
Loss per share	0.17	0.22	(0.05)

As discussed above, the consolidated net loss resulted mainly from the Company’s ongoing clinical development programs. The Company expects to incur a loss next year as it continues to invest in product research and development.

Liquidity and Capital Resources

Since inception, the Company has financed its operations from public and private sales of equity, the exercise of warrants and stock options, interest income on funds available for investment and government grants and tax credits.

Cash used in operating activities for fiscal 2006 was $12,678,000, compared to $12,068,000 for fiscal 2005. Cash used in operating activities was composed of net loss, add-backs or adjustments not involving cash and a net change in non-cash working items.

Cash provided by financing activities in fiscal 2006 was $41,252,000, compared to $133,000 in fiscal 2005. The main sources of cash in fiscal 2006 were net proceeds from public and private placement financings of $40,957,000, compared to $nil in fiscal 2005.

On August 19, 2005, the Company raised net proceeds of $4,139,000 through a private placement. The placement resulted in the issuance to investors of 5,205,500 common shares and warrants to purchase an additional 2,602,750 common shares. The purchase price of the common shares was $0.90 per share, and the warrants are exercisable for a period of five years at an exercise price of $1.18 per share.

On January 4, 2006, the Company raised net proceeds of $10,858,000 through a public offering. A total of 7,750,000 common shares of Medicure were issued at $1.55 per share.

On May 9, 2006, the Company raised net proceeds of $25,960,000 through a private placement. Medicure issued 16,000,000 common shares at a price of US$1.60, together with warrants, to purchase 4,000,000 additional common shares. The warrants have a five year term and an exercise price of US$2.10.

The Company also raised $252,000 from the exercise of stock options in fiscal 2006, compared to $133,000 in fiscal 2005.

Cash used in investing activities in fiscal 2006 was $1,244,000, compared to $429,000 in fiscal 2005. The increase of $815,000 was mainly due to an increase in patent costs and the in-licensing of technology from a third party. During the year ended May 31, 2006, the Company added additional intellectual property by acquiring several U.S. and European patents from a third party for purinoreceptor antagonists and adenosine receptor antagonists for the treatment of ischemic reperfusion injury pursuant to a sub-licensing agreement. Terms of the agreement included a cash fee of US$500,000, stock options and a royalty on future sales of products claimed in the licensed patents.

As at May 31, 2006, the Company had cash and cash equivalents totaling $34,920,000 compared with $7,591,000 at the previous year-end.

These funds are committed to short-term investments and as a result management does not believe that the fair value of these investments would be adversely impacted to any significant degree by a fluctuation in market interest rates. The total number of common shares issued and outstanding at May 31, 2006 was 96,046,465 as compared to 66,826,660 at May 31, 2005.

In August 2006, the Company acquired the rights to AGGRASTAT® Injection (tirofiban hydrochloride) in the United States and its territories (Puerto Rico, Virgin Islands, and Guam) for total cash consideration of US$19 million plus inventory from MGI Pharma Inc. The transaction provides the Company with an immediately marketable product to develop distribution channels in the United States marketplace. The Company has secured US$15.84 million in a term loan facility and financed the transaction through a combination of the facility and cash on hand. The term of the loan facility is over 42 months, with interest accruing at one-month LIBOR plus 6.5 percent per annum. Commencing in June 2007, principal is payable monthly on a straight-line amortization schedule over 33 consecutive monthly installments.

As at May 31, 2006 and in the normal course of business we have obligations to make future payments, representing contracts and other commitments that are known and committed.

	Contractual Obligations Payment Due By Period
(in thousands of CDN$)	Total	2007	2008-2009	2010-2011	Thereafter
Operating Lease Obligations	33	33	-	-	-
Commitments for Development Agreements [1]	3,700	3,700	-	-	-
Other Long-term Obligations	66	66	-	-	-
Total	3,799	3,799	-	-	-

[1] The timing of expenditures and payments is largely at the discretion of the Company and the agreements may be terminated at any time provided thirty (30) days notice is provided.

As at August 10, 2006, the Company had 96,101,465 common shares outstanding and has granted 3,245,028 and 6,706,860 options and warrants, respectively, to purchase common shares.

Commitments

The Company and its wholly-owned subsidiary, Medicure International Inc., have ongoing research and development agreements with third parties in the ordinary course of business. The agreements include the research and development of MC-1 and its related compounds. During the year ended May 31, 2006, the company incurred an aggregate of $8,428,000 (2005 - $8,985,000) in expenditures under these agreements which is included in research and development expenses in the statement of operations. As at May 31, 2006, the Company is committed to fund a further $66,000 related to clinical research agreements with clinical research organizations (CROs) and clinical sites. The contracts with the CROs are payable over the terms of the trials and timing of payments is largely dependent on various milestones being met, such as the number of patients recruited, number of monitoring visits conducted, the completion of certain data management activities, trial completion, and other trial-related activities. The Company is also liable for the payment of certain pass through costs. As part of these trials, the Company also entered into agreements with the clinical sites participating in the trials. These agreements require payments over the course of the study based on various activities being completed by the site, such as patient visits and various testing and measurement activities required per the study protocol. A significant portion of the amounts due to the sites for these activities is not payable until after the completion of the trial. In addition, the Company has committed to fund a further $3,700,000 in research and development activities under two development agreements with contract research organizations. The timing of expenditures and payments is largely at the discretion of the Company and the agreements may be terminated at any time provided thirty (30) days notice is provided. Subsequent to May 31, 2006, the Company amended its development agreements with third parties such that a further $35,000,000 was committed to research and development expenditures.

The Company periodically enters into research agreements with third parties that include indemnification provisions customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of claims arising from research and development activities undertaken on behalf of the Company. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions could be unlimited. These indemnification provisions generally survive termination of the underlying agreement. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the accompanying financial statements with respect to these indemnification obligations.

The Company has granted royalties to third parties based on future commercial sales of MC-1, aggregating up to 4.75 percent on net sales. To date, no royalties are due and/or payable.

Off-balance sheet arrangements

The Company does not have any off-balance sheet arrangements.

Financial Instruments

The fair values of cash and cash equivalents, accounts receivable, research advance and accounts payable and accrued liabilities approximate their carrying values due to their short term to maturity. The Company has entered into no futures or forward contracts or other derivative instruments as at May 31, 2006.

Related Party Transactions

During the year ended May 31, 2006, the Company paid companies controlled by a director, a total of $268,000 (2005 - $244,000) for office rent, supplies, property and equipment and consulting fees.

These transactions are measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

Outlook

The Company expects to continue to incur operating losses as it proceeds with its clinical and drug discovery programs and the Company’s launch of the sales and marketing efforts of AGGRASTAT® in the first half of fiscal 2007. Research and development expenses are expected to increase in fiscal 2007 as compared to fiscal 2006. This increase in expenditures is expected to result from increased clinical activity as the Company plans to initiate the Phase III MEND-CABG study in the first half of fiscal 2007. In addition, general and administrative expenses are expected to significantly increase in fiscal 2007 mainly as a result of the acquisition and the Company’s launch of AGGRASTAT® in fiscal 2007.

It continues to be the Company’s plan to secure a partnership with a large pharmaceutical company for MC-1. Such a partnership would provide funding for clinical development (most specifically Phase III) and a license agreement for the sale and distribution of the Company’s lead product in return for milestone payments and product royalties.

The Company believes it has sufficient resources to fund operations into fiscal 2008. However, funding requirements may vary depending on a number of factors including the progress of the Company’s research and development programs, the securing of a partnership, the revenues generated and expenses resulting from the Company’s launch of AGGRASTAT®, the results of preclincal studies and clinical trials and changes in the focus and direction of the Company’s product development projects.

Depending upon the results of the Company’s launch of AGGRASTAT®, research and development programs and the availability of financial resources, the Company could decide to accelerate, terminate, or cut back on certain areas of research and development, or commence new areas of research and development. These are complex decisions with the goal of optimizing investment returns and managing the cash burn rate. The Company does not presently know of any factors that would indicate that a change in strategy is needed in the next year.

The Company’s strategic focus in fiscal 2007 will be to move closer to regulatory approval for its lead product, MC-1 and its second product MC-4232, launch sales and marketing efforts of AGGRASTAT®, and develop several new drug candidates from the drug discovery group. In order to achieve these objectives, the Company may pursue alliances with healthcare companies that will provide research and development funding. The Company may consider raising additional capital during fiscal 2007 to fund operations over the long term.

Additional Information

Additional information regarding the Company, including the Company’s Annual Report on Form 20-F, can be obtained on SEDAR (www.sedar.com).

Risks and Uncertainty

With the exception of AGGRASTAT®, all of the Company’s products and technologies are currently in the research and development stages. To obtain regulatory approvals for the Company’s clinical products and to achieve commercial success, human clinical trials must demonstrate that the products are safe for human use and that they show efficacy. Unsatisfactory results obtained from a particular study relating to one or more of the Company’s products may cause the Company to reduce or abandon its commitment to that program. The Company does not and may never have a commercially viable drug formulation approved for marketing of these clinical products.

The Company has not to date generated any revenues from sales. In the near-term, a key driver of revenues will be our ability to successfully launch, and achieve market penetration of AGGRASTAT®. At the present time we are unable to estimate the level of revenues that we will realize from sales of AGGRASTAT® or from the other products that we may successfully develop and commercialize. We are therefore unable to estimate when we will achieve profitability, if at all.

The Company’s business, financial condition and results of operations will depend on its ability to obtain additional financing which may not be available under favorable terms, if at all. The ability of the Company to arrange such financing in the future and its ability to meet its obligations under outstanding debt financing arrangements will depend in part upon the prevailing capital market conditions as well as the business performance of the Company. If the Company’s capital resources are exhausted and adequate funds are not available, it may have to reduce substantially or eliminate expenditures for research and development, testing, production and marketing of its proposed products, or obtain funds through arrangements with corporate partners that require the Company to relinquish rights to certain of its technologies or products.

This “Management’s Discussion and Analysis of Financial Condition and Operations” contains forward-looking statements and information which may not be based on historical fact, including without limitation statements containing the words “believes,” “may,” “plan,” “will,” “estimate,” “continue,” “anticipates,” “intends,” “expects,” and similar expressions and the negative of such expressions. Such forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements and information. Such factors include, among others, the Company’s stage of development, lack of product revenues, additional capital requirements, risks associated with the completion of clinical trials and obtaining regulatory approval to market the Company’s products, the ability to protect its intellectual property, dependence on collaborative partners and the ability to meet its debt obligations. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements and information. The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements and information contained herein to reflect future results, events or developments, except as otherwise required by applicable law. Additional risks and uncertainties relating to the Company and its business can be found in the “Risk Factors” section of its Form 20-F for the year ended May 31, 2006.

Management’s Responsibility
for Financial Reporting

The accompanying consolidated financial statements of Medicure Inc. and other financial information contained in this annual report are the responsibility of Management. The consolidated financial statements have been prepared in conformity with Canadian generally accepted accounting principles, using Management's best estimates and judgment, where appropriate. In the opinion of Management, these consolidated financial statements reflect fairly the financial position and the results of operations and cash flows of the Company within reasonable limits of materiality. The financial information contained elsewhere in this annual report has been reviewed to ensure consistency with that in the consolidated financial statements. The integrity and objectivity of data in the financial statements and elsewhere in this annual report are the responsibility of Management.

In fulfilling its responsibilities for the integrity of the data presented and to safeguard the Company's assets, Management employs a system of internal accounting controls designed to provide reasonable assurance, at appropriate cost, that the Company's assets are protected and that transactions are appropriately authorized, recorded, and summarized. This system of internal control is supported by the selection of qualified personnel, by organizational assignments that provide appropriate delegation of authority and division of responsibilities, and by the dissemination of written policies and procedures.

The Board of Directors is responsible for ensuring that Management fulfills its responsibilities for financial reporting and internal controls. The Board carries out this responsibility principally through its independent Audit and Finance Committee, which comprises unrelated and outside directors. The Audit and Finance Committee meets regularly during the year to review significant accounting and auditing matters with Management and the independent auditors and to review the interim and annual consolidated financial statements of the Company.

The consolidated financial statements have been audited by the Company's independent auditors, KPMG LLP Chartered Accountants, which has full and unrestricted access to the Audit and Finance Committee. KPMG LLP's auditors' report on the consolidated financial statements is presented herein.

/s/ Derek Reimer
Chief Financial Officer

/s/ Albert Friesen
President & Chief Executive Officer

August 9, 2006

Auditors' Report
To the Shareholders of Medicure Inc.

We have audited the consolidated balance sheets of Medicure Inc. as at May 31, 2006 and 2005 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at May 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

"KPMG LLP"
(Signed)
Chartered Accountants

Winnipeg, Canada
June 30, 2006, except as to note 11,
which is as of August 9, 2006

MEDICURE INC.
Consolidated Balance Sheets
(Expressed in Canadian dollars)

May 31, 2006 and 2005

	2006	2005

Assets

Current assets:
Cash and cash equivalents	$34,920,433	$7,590,918
Accounts receivable	458,424	469,766
Research advance (note 7)	200,000	200,000
Prepaid expenses	262,716	398,204
	35,841,573	8,658,888

Property and equipment (note 3)	50,663	81,002

Intangible assets (note 4)	2,921,841	1,332,969

	$38,814,077	$10,072,859

Liabilities and Shareholders' Equity

Current liabilities:
Accounts payable and accrued liabilities	$1,644,339	$2,732,754

Shareholders’ equity:
Capital stock (note 5):
Authorized:
Unlimited number of common voting shares
Unlimited number of class A common voting shares
Unlimited number of preferred shares
Issued:
96,046,465 common voting shares
(2005 - 66,826,660)	81,226,634	39,864,296
Contributed surplus [note 5(c)]	2,070,670	996,301
Deficit accumulated during the development stage	(46,127,566)	(33,520,492)
	37,169,738	7,340,105

Nature of operations (note 1)
Commitments and contingency (note 7)
Subsequent events (notes 7 and 11)

	$38,814,077	$10,072,859

See accompanying notes to consolidated financial statements.

On behalf of the Board:

Signed “Dr. A.D. Friesen” Director

Signed “Mr. Kishore Kapoor” Director

MEDICURE INC.
Consolidated Statements of Operations and Deficit
(Expressed in Canadian dollars)

Years ended May 31, 2006 and 2005

	2006	2005

Revenue:
Interest and other income	$299,737	$394,784

Expenses:
General and administrative	2,858,443	2,256,499
Research and development (note 7)	10,219,025	13,564,069
Investment tax credits	(478,473)	(553,335)
Amortization	107,379	57,874
	12,706,374	15,325,107

Other expenses (income):
Foreign exchange loss (gain)	200,437	(64,413)

Loss for the year	(12,607,074)	(14,865,910)

Deficit accumulated during the development stage,
beginning of year	(33,520,492)	(18,654,582)

Deficit accumulated during the development stage,
end of year	$(46,127,566)	$(33,520,492)

Basic and diluted loss per share	$(0.17)	$(0.22)

Weighted average number of common shares used in
computing basic and diluted loss per share	75,144,764	66,717,715

See accompanying notes to consolidated financial statements.

MEDICURE INC.
Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

Years ended May 31, 2006 and 2005

	2006	2005

Cash provided by (used in):

Operating activities:
Loss for the year	$(12,607,074)	$(14,865,910)
Adjustments for:
Amortization of property and equipment and
intangible assets	107,379	57,874
Write-off of property and equipment	17,212	–
Stock-based compensation	745,570	504,878
Change in the following:
Accounts receivable	11,342	(191,669)
Prepaid expenses	135,488	512,133
Accounts payable and accrued liabilities	(1,088,415)	1,915,179
	(12,678,498)	(12,067,515)

Investing activities:
Acquisition of property and equipment	(19,671)	(42,796)
Intangible assets	(1,224,223)	(386,157)
	(1,243,894)	(428,953)

Financing activities:
Issuance of common shares, net of share issue costs	41,251,907	133,000

Increase (decrease) in cash and cash equivalents	27,329,515	(12,363,468)

Cash and cash equivalents, beginning of year	7,590,918	19,954,386

Cash and cash equivalents, end of year	$34,920,433	$7,590,918

Supplementary information:
Non-cash transactions:
Value assigned to stock options granted as
consideration for acquisition of intellectual
property from third party (note 4)	$439,230	$–
Value assigned to placement agent’s stock-based
compensation related to August 19, 2005 private
placement [note 5(b)]	42,758	–

See accompanying notes to consolidated financial statements.

MEDICURE INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended May 31, 2006 and 2005

1.	Nature of operations:

The company is engaged in the discovery and development of cardiovascular therapeutics and is currently in the research and development phase of its lead products, MC-1 and MC-4232. To date, the company has no products currently in commercial production or use. Accordingly, the company is considered to be a development stage enterprise for accounting purposes. Since September 15, 1997, the date of inception of the company through to May 31, 2006, the company has expended approximately $36,579,000 net of government assistance and investment tax credits, which aggregate approximately $1,482,000, on the research and development of MC-1, MC-4232 and other compounds.

To date, the company has financed its cash requirements primarily through share issuances, investment tax credits, government grants and interest income. The success of the company is dependent on its ability to obtain sufficient funds to conduct its clinical trials and to successfully commercialize its products. Subsequent to May 31, 2006, the company acquired the rights to AGGRASTAT® Injection (tirofiban hydrochloride) in the United States and its territories (Puerto Rico, Virgin Islands, and Guam) as disclosed in note 11.

2.	Significant accounting policies:

	(a)	Basis of presentation:

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada (Canadian GAAP). The measurement principles applied are also in conformity, in all material respects, with accounting principles generally accepted in the United States of America (U.S. GAAP) except as described in note 10 to the consolidated financial statements.

These financial statements have been prepared on a consolidated basis to include the accounts of the company and its wholly-owned subsidiary, Medicure International Inc. All significant inter-company transactions and balances have been eliminated.

	(b)	Cash and cash equivalents:

Cash and cash equivalents include cash on hand and balances with banks as well as highly liquid short-term investments. The company considers all highly liquid short-term investments with terms to maturity when acquired of three months or less to be cash equivalents.

MEDICURE INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Years ended May 31, 2006 and 2005

2.	Significant accounting policies (continued):

	(c)	Property and equipment:

Property and equipment are stated at cost. Amortization is recorded over the estimated useful life of the assets at the following rates:

Asset	Basis	Annual Rate

Computer equipment	Straight-line	25%
Office equipment	Diminishing balance	20%
Scientific equipment	Diminishing balance	20%
Leasehold improvements	Straight-line	20%

(d)	Intangible assets:

Costs incurred in obtaining patents are capitalized and amortized upon issuance on a straight-line basis over the remaining legal life of the respective patents, being approximately twenty years, or their economic life, if shorter. The cost of servicing the company’s patents is expensed as incurred. Technology licenses, which include licenses and rights to technologies, are initially recorded at fair value based on consideration paid and amortized on a straight-line basis over the estimated useful life of the underlying technologies.

(e)	Impairment of long-lived assets:

On a regular basis, management reviews the valuation of long-lived assets, which includes property and equipment and intangible assets, taking into consideration any events and circumstances which may impact recoverable value. Section 3063 of the CICA Handbook, Impairment of Long-Lived Assets, prescribes rigorous principles for the recognition, measurement and disclosure of any impairment of long-lived assets. Management has reviewed the carrying value of the long-lived assets using this guidance and determined no impairment currently exists.

(f)	Stock-based compensation:

The company has a stock option plan [note 5(d)] for its directors, management, employees and consultants. The company uses the fair value method of accounting for stock options granted. The fair value of the options is expensed over their vesting period [note 5(d)].

MEDICURE INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Years ended May 31, 2006 and 2005

2.	Significant accounting policies (continued):

	(g)	Government assistance and investment tax credits:

Government assistance toward current expenses is recorded as a reduction against the related expenses in the period they are incurred. Government assistance towards property and equipment is deducted from the cost of the related property and equipment. The benefits of investment tax credits for scientific research and development expenditures are recognized in the period the qualifying expenditure is made, providing there is reasonable assurance of recoverability. Investment tax credits receivable are recorded at their net realizable value.

Investment tax credits are only available on research and development expenditures incurred directly by the company.

	(h)	Research and development:

All costs of research activities are expensed in the period in which they are incurred. Development costs are charged as an expense in the period incurred unless a development project meets stringent criteria for cost deferral and amortization. No development costs have been deferred to date. Tangible and intangible assets acquired for use in research and development projects are accounted for as described in note 2(c) and (d).

	(i)	Income taxes:

The company follows the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of substantive enactment. When realization of future income tax assets does not meet the more likely than not criterion, a valuation allowance is provided for the difference.

MEDICURE INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Years ended May 31, 2006 and 2005

2.	Significant accounting policies (continued):

	(j)	Net earnings (loss) per share:

Basic earnings (loss) per share is computed using the weighted average number of shares outstanding during the year including contingently issuable shares where the contingency has been resolved. The diluted per share amounts are calculated based on the weighted average number of common shares outstanding during the period, plus the effect of dilutive common share equivalents such as options and warrants. This method requires that diluted per share amounts be calculated using the treasury stock method, as if all the common share equivalents, where the average market price for the period exceeds the exercise price had been exercised at the beginning of the reporting period, or at the date of issue, if later, as the case may be, and that the funds obtained thereby were used to purchase common shares of the company at the average trading price of the common shares during the period. For all periods presented, all potential common shares have been excluded from the calculation of dilutive loss per share as their effect is anti-dilutive.

	(k)	Foreign currency translation:

Current assets and current liabilities in foreign currencies have been translated into Canadian dollars at the rates of exchange in effect at the balance sheet date. Income and expense transactions are translated at actual rates of exchange during the year. Exchange gains and losses are included in loss for the period.

	(l)	Use of estimates:

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

3.	Property and equipment:

		Accumulated	Net book
May 31, 2006	Cost	amortization	value

Computer equipment	$91,629	$76,156	$15,473
Office equipment	43,199	14,303	28,896
Leasehold improvements	20,671	14,377	6,294

	$155,499	$104,836	$50,663

MEDICURE INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Years ended May 31, 2006 and 2005

3.	Property and equipment (continued):

		Accumulated	Net book
May 31, 2005	Cost	amortization	value

Computer equipment	$75,737	$56,332	$19,405
Office equipment	41,398	8,048	33,350
Scientific equipment	63,822	43,679	20,143
Leasehold improvements	18,693	10,589	8,104

	$199,650	$118,648	$81,002

4.	Intangible assets:

		Accumulated	Net book
May 31, 2006	Cost	amortization	value
Technology license	$1,162,780	$29,470	$1,133,310
Patents	1,935,502	146,971	1,788,531
	$3,098,282	$176,441	$2,921,841

		Accumulated	Net book
May 31, 2005	Cost	amortization	value
Patents	$1,434,828	$101,859	$1,332,969

During the year ended May 31, 2006, the company acquired several U.S. and European patents from a third party for purinoceptor antagonists and adenosine receptor antagonists for the treatment of ischemic reperfusion injury pursuant to a sub-licensing agreement. Terms of the agreement included a cash fee of US$500,000, stock options having an estimated fair value at the date of grant of $439,230 and a royalty on future sales of products claimed in the licensed patents.

5.	Capital stock:

	(a)	Authorized:

The company has authorized share capital of an unlimited number of common voting shares, an unlimited number of class A common shares and an unlimited number of preferred shares. The preferred shares may be issued in one or more series, and the directors may fix prior to each series issued, the designation, rights, privileges, restrictions and conditions attached to each series of preferred shares.

MEDICURE INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Years ended May 31, 2006 and 2005

5.	Capital stock (continued):

	(b)	Shares issued and outstanding are as follows:

	Number of shares	Amount

Common shares:

Balance at May 31, 2004	66,646,660	$39,731,296

Exercise of options for cash	180,000	133,000
Balance at May 31, 2005	66,826,660	39,864,296

Private placement for cash on August 19, 2005
net of share issue costs of $545,544	5,205,500	4,139,406
Public offering for cash on January 4, 2006
net of share issue costs of $1,154,850	7,750,000	10,857,650
Private placement for cash on May 9, 2006
net of share issue costs of $2,373,792	16,000,000	25,959,800
Exercise of options for cash	264,305	405,482

Balance at May 31, 2006	96,046,465	$81,226,634

Share issue costs include a non-cash charge of $42,758 related to placement agent’s warrants granted as compensation for the August 19, 2005 private placement.

(c)	Contributed surplus:

Balance, May 31, 2004	$491,423

Options granted	504,878
Balance, May 31, 2005	996,301

Options granted	1,184,800
Placement agent’s warrants granted	42,758
Options exercised - transferred to capital stock	(153,189)

Balance, May 31, 2006	$2,070,670

MEDICURE INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Years ended May 31, 2006 and 2005

5.	Capital stock (continued):

	(d)	Options:

The company has a stock option plan which is administered by the Board of Directors of the company with stock options granted to directors, management, employees and consultants as a form of compensation. The number of common shares reserved for issuance of stock options is limited to a maximum of 7,200,000 common shares of the company at any time. The stock options are subject to vesting over a period up to three years and have a maximum term of ten years.

A summary of the company’s stock options is as follows:

	2006		2005
		Weighted		Weighted
		average		average
	Shares	exercise price	Shares	exercise price

Balance, beginning of
year	2,372,333	$1.17	2,307,033	$1.11
Granted	1,308,000	1.76	1,075,000	1.18
Exercised	(264,305)	0.96	(180,000)	0.74
Cancelled or expired	(116,000)	1.32	(829,700)	1.10

Balance, end of year	3,300,028	$1.41	2,372,333	$1.17

Options exercisable, end
of year	1,709,685		977,334

	2006	2005

Weighted average fair value per unit of options
granted during the year at market value on
grant date	$1.27	$0.49
Weighted average fair value per unit of options
granted during the year at above market value
on grant date	0.34	0.41

The table above includes 355,000 (2005 - 170,000) options granted to employees, of which $138,010 was charged to contributed surplus in fiscal 2006 (2005 - $36,763).

MEDICURE INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Years ended May 31, 2006 and 2005

5.	Capital stock (continued):

Options outstanding at May 31, 2006 consist of the following:

Range of		Weighted average	Options outstanding
exercise	Number	remaining	weighted average	Number
prices	outstanding	contractual life	exercise price	exercisable

$0.75 - 1.95	3,050,028	4.9 years	$1.31	1,709,685
2.20 - 2.75	250,000	4.1 years	2.53	–

	3,300,028		$1.41	1,709,685

The compensation expense related to stock options granted under the stock option plan during fiscal 2006 aggregated $745,570 (2005 - $504,878). The compensation expense was determined based on the fair value of the options at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2006	2005

Expected option life	7.0 years	4.0 years
Risk-free interest rate	4.05%	3.61%
Dividend yield	–	–
Expected volatility	72.70%	70.57%

The cost of stock-based payments that are fully vested and non-forfeitable at the grant date is measured and recognized at that date. For awards that vest at the end of the vesting period, compensation cost is recognized on a straight-line basis over the vesting period. For awards that vest on a graded basis, compensation cost is recognized on a pro rata basis over the vesting period from the date of issuance. The company recognizes the effect of forfeitures on unvested options as they occur.

(e)	Warrants:

		Exercise		Granted		Granted
Issued	Original	price	May 31,	(Exercised)	May 31,	(Exercised)		May 31,
(Expiry date)	granted	per share	2004	(Cancelled)*	2005	(Cancelled)*		2006

Private placements:
629,834 units	629,834	$1.00	502,403	–	502,403	(502,403	) *	–
(June 26, 2005)
104,110 units	104,110	1.18	–	–	–	104,110		104,110
(August 19, 2008)
2,602,750 units	2,602,750	1.18	–	–	–	2,602,750		2,602,750
(August 19, 2010)
4,000,000 units	4,000,000	US 2.10	–	–	–	4,000,000		4,000,000
(May 9, 2011)

MEDICURE INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Years ended May 31, 2006 and 2005

5.	Capital stock (continued):

The warrants were all issued together with common shares either under prospectus offerings or private placements with the fair value of the consideration received under the offerings allocated to the common shares issued.

6.	Income taxes:

Significant components of the company’s future tax assets and liabilities are as follows:

	2006	2005

Future tax assets:
Research and development expenses deductible
in future periods for income tax purposes	$1,486,000	$1,572,000
Investment tax credits	991,000	1,002,000
Share issue costs	1,215,000	234,000
Operating losses carried forward	2,818,000	1,340,000
Other	91,000	110,000
	6,601,000	4,258,000

Less valuation allowance	(6,601,000)	(4,258,000)

	$–	$–

The reconciliation of the Canadian statutory rate to the income tax provision is as follows:

	2006	2005

Loss for the year:
Canadian	$2,951,941	$1,796,998
Foreign	9,655,133	13,068,912

	$12,607,074	$14,865,910

	2006	2005

Canadian federal and provincial income taxes
recovery at 35% (2005 - 37.1%)	$4,412,000	$5,518,000
Foreign tax rate differential	(3,138,000)	(4,524,000)
Permanent differences	(265,000)	(196,000)
Change in statutory rates	(46,000)	(68,000)
Valuation allowance	(1,157,000)	(730,000)
Other	194,000	–

	$–	$–

MEDICURE INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Years ended May 31, 2006 and 2005

6.	Income taxes (continued):

The foreign tax rate differential is the difference between the Canadian federal and provincial statutory income tax rate and the tax rate (2.5 percent) in Barbados that is applicable to losses incurred by its wholly-owned subsidiary, Medicure International Inc.

At May 31, 2006, the company has Canadian and Foreign unutilized operating losses carried forward for income tax purposes of $5,498,135 and $35,746,132, respectively. These losses are available to be applied against taxable income of future years up to fiscal 2016.

7.	Commitments and contingency:

(a)

The company and its wholly-owned subsidiary, Medicure International Inc., have ongoing research and development agreements with third parties in the ordinary course of business. The agreements include the research and development of MC-1 and its related compounds. During the year ended May 31, 2006, the company incurred an aggregate of $8,427,566 (2005 - $8,984,509) in expenditures under these agreements which is included in research and development expenses in the statement of operations. As at May 31, 2006, the company is committed to fund a further $66,019 related to clinical research agreements with clinical research organizations (CROs) and clinical sites. The contracts with the CROs are payable over the terms of the trials and timing of payments is largely dependent on various milestones being met, such as the number of patients recruited, number of monitoring visits conducted, the completion of certain data management activities, trial completion, and other trial-related activities. The company is also liable for the payment of certain pass through costs. As part of these trials, the company also entered into agreements with the clinical sites participating in the trials. These agreements require payments over the course of the study based on various activities being completed by the site, such as patient visits and various testing and measurement activities required per the study protocol. A significant portion of the amounts due to the sites for these activities is not payable until after the completion of the trial. In addition, the company has committed to fund a further $3,700,225 in research and development activities under two development agreements with contract research organizations. The timing of expenditures and payments is largely at the discretion of the company and the agreements may be terminated at any time provided thirty (30) days notice is provided.

MEDICURE INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Years ended May 31, 2006 and 2005

7.	Commitments and contingency (continued):

Subsequent to May 31, 2006, the company amended the development agreements such that a further $35 million was committed in maximum direct research and development expenditures.

As at May 31, 2006, the company has provided a research advance of $200,000 (2005 - $200,000) to one of the third parties disclosed above, which is non-interest bearing, unsecured and repayable on demand.

The company periodically enters into research agreements with third parties that include indemnification provisions customary in the industry. These guarantees generally require the company to compensate the other party for certain damages and costs incurred as a result of claims arising from research and development activities undertaken on behalf of the company. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions could be unlimited. These indemnification provisions generally survive termination of the underlying agreement. The nature of the indemnification obligations prevents the company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the company has not made any indemnification payments under such agreements and no amount has been accrued in the accompanying financial statements with respect to these indemnification obligations.

The company has granted royalties to third parties based on future commercial sales of MC-1, aggregating up to 4.75 percent on net sales. To date, no royalties are due and/or payable.

	(b)	The company leases its premises under an operating lease. Minimum annual rental payments to the end of the lease term are as follows:

2007	$33,198

The annual lease payments are exclusive of maintenance, property taxes, insurance and other operating costs.

MEDICURE INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Years ended May 31, 2006 and 2005

8.	Related party transactions:

During the year ended May 31, 2006, the company paid companies controlled by a director, a total of $267,569 (2005 - $243,548) for office rent, supplies, property and equipment and consulting fees.

These transactions are measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

9.	Financial instruments:

The fair values of cash and cash equivalents, accounts receivable, research advance and accounts payable and accrued liabilities approximate their carrying values due to their short term to maturity.

10.	Reconciliation of generally accepted accounting principles:

The company prepares its consolidated financial statements in accordance with Canadian GAAP, the measurement principles of which, as applied in these consolidated financial statements, conform in all material respects to U.S. GAAP, except as follows:

(a) Intangible assets:

Under Canadian GAAP, the patent costs and acquired technologies which relate to products which are subject to research and development activities and have not yet received regulatory approval are included as an asset on the balance sheet. Under U.S. GAAP, amounts paid for intangible assets used solely in research and development activities with no alternative future use should be expensed as incurred. As a result of this difference in treatment, under U.S. GAAP, the patent costs and acquired technologies would have been recorded as a component of research and development expense in the year of incurrence. The effect of this difference is that for the years ended May 31, 2006 and 2005, research and development expense would have increased by $1,663,453 and $386,157, respectively. Under U.S. GAAP, the amortization expense to be added back is $74,582 for the year ended May 31, 2006 (2005 - $29,878).

MEDICURE INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Years ended May 31, 2006 and 2005

10.	Reconciliation of generally accepted accounting principles (continued):

	(b)	Scientific equipment:

Scientific equipment acquired solely for research and development activities has been capitalized and amortized over its useful life for Canadian GAAP purposes. Under U.S. GAAP, the cost of this equipment would be charged to research and development expense as incurred as it does not have alternative future use. There were no additions to scientific equipment during the years ended May 31, 2006 and 2005. A total of $17,212 (2005 - nil) in scientific equipment was written-off during the year under Canadian GAAP that was expensed in a prior year under US GAAP. Amortization of the scientific equipment for Canadian GAAP would be added back to the loss for the period for U.S. GAAP reconciliation purposes. The amortization to be added back for the years ended May 31, 2006 and 2005 is $2,933 and $4,587, respectively.

	(c)	Stock options - stock-based compensation costs:

For reconciliation purposes to U.S. GAAP, the company has elected to follow the fair value method in accounting for its employee, management and director stock options since inception of the company. Under U.S. GAAP, stock-based compensation to non-employees must be recorded at fair value of the options granted. For stock-based compensation granted to non-employees subsequent to June 1, 2002 and to employees, directors and management subsequent to June 1, 2003, the accounting is consistent under both Canadian GAAP and U.S. GAAP.

The company uses the Black-Scholes option pricing model to determine the fair value of all options granted. This compensation expense would be amortized over the appropriate vesting periods. For purposes of reconciliation to U.S. GAAP, the company would record an additional compensation expense for the years ended May 31, 2006 and 2005 of nil and $8,392, respectively.

MEDICURE INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Years ended May 31, 2006 and 2005

10.	Reconciliation of generally accepted accounting principles (continued):

	(d)	Escrowed common shares:

Under Canadian GAAP, common shares of the company under escrow arrangements are included in capital stock at the time of issuance based on the total number of shares issued and the issuance price. No additional compensation expense is recorded when the common shares are released from escrow. Under U.S. GAAP, the common shares of the company that were previously held in escrow on a time release basis are accounted for in the same manner as under Canadian GAAP. An increase to capital stock and a compensation expense, however, would be recorded under U.S. GAAP, upon eligibility for release of the escrowed common shares of the company, where the release is based on performance conditions being met. The compensation expense would be accounted for as the difference between the market value of the company’s common shares at the time the common shares are eligible for release from escrow and the price paid per common share at the time of issuance multiplied by the number of common shares released from escrow. To May 31, 2003, performance conditions on all of the common shares under escrow had been met with performance conditions on 1,825,537 of the common shares under escrow met during fiscal 2003. For purposes of reconciliation to U.S. GAAP, the company would record an additional compensation expense for the years ended May 31, 2006 and 2005 of nil.

	(e)	Recent accounting pronouncements:

In December 2004, the FASB revised SFAS No. 123 to require companies to recognize in the income statement the grant-date fair value of stock options and other equity-based compensation issued to employees, but expressed no preference for a type of valuation model (SFAS 123R). The way an award is classified will affect the measurement of compensation cost. Liability-classified awards are remeasured to fair value at each balance sheet date until the award is settled. Equity-classified awards are measured at grant-date fair value and the grant-date fair value is recognized over the requisite service period. Such awards are not subsequently remeasured. SFAS 123R requires forfeitures be estimated at the time of grant.

MEDICURE INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Years ended May 31, 2006 and 2005

10.	Reconciliation of generally accepted accounting principles (continued):

In April 2005, the staff of the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 (SAB 107) to provide additional guidance regarding the application of SFAS 123R. SAB 107 permits registrants to choose an appropriate valuation technique or model to estimate the fair value of share options, assuming consistent application, and provides guidance for the development of assumptions used in the valuation process. Based upon SEC rules issued in April 2005, SFAS 123R is effective for fiscal years that began after June 15, 2005 and will be adopted by the company effective June 1, 2006. Additionally SAB 107 discusses disclosures to be made under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in registrants’ periodic reports. The company has not yet determined the effect of this new standard on its consolidated financial position and results of operations.

In May 2005, the FASB issued SFAS No. 154 “Accounting Changes and Error Corrections” (SFAS No. 154), which replaces Accounting Principles Board Opinions No. 20, “Accounting Changes” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements - an Amendment of APB Opinion No. 28.” SFAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, to the earliest practicable dates, as the required method for reporting a change in accounting principle and restatement with respect to the reporting of a correction of an error. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 31, 2005. Although the company will continue to evaluate the application of SFAS No. 154, the company does not currently believe that adoption will have a material impact on its results of operations, financial position or cash flows.

MEDICURE INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Years ended May 31, 2006 and 2005

10.	Reconciliation of generally accepted accounting principles (continued):

	(f)	Summary:

The impact of the measurement differences to U.S. GAAP on the consolidated statements of operations and deficit are as follows:

			Cumulative from
	Year ended	Year ended	inception on
	May 31,	May 31,	September 15, 1997
	2006	2005	to May 31, 2006

Loss for the period, Canadian GAAP	$(12,607,074)	$(14,865,910)	$(46,127,566)
Adjustments for the following:
Stock-based compensation (c)	–	(8,392)	(1,203,880)
Intangible assets (a)	(1,663,453)	(386,157)	(3,077,733)
Amortization of intangible assets (a)	74,582	29,878	176,441
Scientific equipment (b)	17,212	–	(46,610)
Amortization of scientific
equipment (b)	2,933	4,587	46,610
Escrowed common share
compensation (d)	–	–	(15,061,500)

Loss for the period, U.S. GAAP	$(14,175,800)	$(15,225,994)	$(65,294,238)

Basic and diluted loss per share,
U.S. GAAP	$(0.19)	$(0.23)
Weighted average number of common
shares	75,144,764	66,717,715

The impact of the measurement differences to U.S. GAAP on the consolidated statements of cash flows are as follows:

			Cumulative from
	Year ended	Year ended	inception on
	May 31,	May 31,	September 15, 1997
	2006	2005	to May 31, 2006

Operating activities	$(13,902,721)	$(12,453,672)	$(45,983,617)
Investing activities	(19,671)	(42,796)	571,567

MEDICURE INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Years ended May 31, 2006 and 2005

10.	Reconciliation of generally accepted accounting principles (continued):

The impact of the measurement differences to U.S. GAAP described above would result in the consolidated balance sheet items as follows:

	2006	2005

Property and equipment	$50,663	$60,859
Capital stock and contributed surplus	99,542,138	57,105,431
Deficit accumulated during the development stage	(65,294,238)	(51,118,438)

11.	Subsequent event:

In August 2006, the company acquired the rights to AGGRASTAT® Injection (tirofiban hydrochloride) in the United States and its territories (Puerto Rico, Virgin Islands, and Guam) for total cash consideration of US$19 million plus inventory from MGI Pharma Inc. The transaction provides the company with an immediately marketable product to develop distribution channels in the United States marketplace. The company has secured US$15.84 million in a term loan facility with various lenders and financed the transaction through a combination of the facility and cash on hand. The term of the loan facility is over 42 months, with interest due and payable at commencement of the loan payable on the first day of the month at one-month LIBOR plus 6.5 percent per annum. Commencing in June 2007, principal is payable monthly on a straight- line amortization schedule over 33 consecutive monthly instalments.

12.	Comparative figures:

The comparative financial statements have been reclassified from statements previously presented to conform to the presentation of the current year financial statements.

Board of Directors & Corporate Governance

In an era of increased attention linked to corporate governance, Medicure Inc. is committed to the highest standards, having adopted formal governance practices in compliance with all requirements relating to corporate governance imposed by applicable Canadian regulatory authorities and those of the United States Securities and Exchange Commission and the American Stock Exchange. We have addressed issues dealing with the responsibility of our Board of Directors and its various committees, along with the operation and governance of the Corporation. We have also paid attention to the independence of the Board from management, the ongoing monitoring of the Board’s and management’s performance and compensation, the recruitment of new members to the Board, and the appointment and mandate of the various Board committees.

Scientific Advisory Board

Paul Armstrong, MD
Chair, Univ. of Alberta
Past Member, FDA, Cardio Renal
Advisory Board

Stephen Hanessian, PhD
Univ. of Montreal

Trevor Hassell, MD
Univ. of Barbados

Morris Karmazyn, PhD
Univ. of Western Ontario

A. Michael Lincoff, MD
Cleveland Clinic

John McNeill, PhD
Univ. of British Columbia

Eldon Smith, MD
Univ. of Calgary

Pierre Theroux, MD
Univ. of Montreal

Jeffrey Weitz, MD
McMaster University

Senior Management Team

Albert D. Friesen, PhD
President & Chief Executive Officer

Derek G. R eimer, CA
Chief Financial Officer

Moray Merchant, MBA
Vice President,
Market & Business Development

Dawson J. R eimer, MAES
Vice President, Operations

Charles Gluchowski, PhD
Vice President,
Research & Development*

Jan-Ake W estin, M.Sc
Vice President,
Clinical Development†

* Services provided through a consulting contract with CanAm Bioresearch Inc.
† Services provided through a consulting contract
with CDRI Inc.

Shareholder Information

AUDITORS
KPMG LLP
One Lombard Place
Winnipeg, MB  R3B 0X3

TRANSFER AGENT
Computershare Investor Services Inc.
9th Floor, 100 University Avenue
Toronto, ON    M5J 2Y1

BANKERS
TD Canada Trust

CORPORATE COUNSEL
Aikins MacAulay & Thorvaldson
30th Floor, 360 Main Street
Winnipeg, MB R3C 4G1

SECURITIES COUNSEL
Lang Michener
BCE Place,
181 Bay Street, Suite 2500
Toronto, ON M5J 2T7

PATENT COUNSEL
Ridout & Maybee
1 Queen Street East, 24th Floor
Toronto, ON M5C 3B1

Merchant & Gould
3200 IDS Centre,
80 South Eighth Street
Minneapolis, MN 55402-2215

INVESTOR RELATIONS
& PUBLIC INQUIRIES
Hogan Mullally
Manager, Investor & Public Relations
Toll Free: 1 888 435 2220 (x237)
E-mail: hmullally@medicure.com

STOCK LISTINGS
Medicure’s shares are listed for trading on the Toronto Stock Exchange (TSX ), under the symbol MPH, and on the American Stock Exchange (Amex) under the symbol MCU

2006 ANNUAL GENERAL MEETING OF SHAREHOLDERS
Wednesday, October 11, 2006
4:30 PM Eastern
TSX Broadcast Centre Gallery
130 King Street West
Toronto, Ontario
M5X 1J2 Canada

Board of Directors

Albert D. Friesen, PhD
Chair, President & CEO , Medicure Inc.

Kishore Kapoor, CA*#

Gerald P. McDole, B.Sc., MBA*

Arnold Naimark, MD, O.C., O.M.*†

Peter Quick, BE*

* Independent and unrelated to the Company & member of Audit and Financial Committee, the Executive Compensation, Nominating and Corporate Governance Committee
† Chair, Executive Compensation, Nominating and Corporate Governance Committee
# Chair, Audit and Finance Committee

Medicure Inc. 4-1200 Waverley Street Winnipeg, Manitoba R3T 0P4 CANADA	Phone / 204 487 7412 Fax / 204 488 9823 Toll Free / 1 888 435 2220	Email / info@medicure.com Web / www.medicure.com